

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2021

Thomas Messier
Chairman & CEO
Medalist Diversified REIT, Inc.
1051 E. Cary Street
Suite 601
James Center Three
Richmond, Virginia 23219

> **Re: Medalist Diversified REIT, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 21, 2021**
> **File No. 333-257238**

Dear Mr. Messier :

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Hannah Menchel at 202-551-5702 or James Lopez at 202-551-3536 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction